UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM T-3
FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939
Century Aluminum Company
and the
co-applicants listed on the following pages

(Name of applicants)
2511 Garden Road
Building A, Suite 200
Monterey, California 93940

(Address of principal executive offices)
Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
8% Senior Secured Notes due 2014	Up to $252.5 million aggregate principal amount
Approximate date of proposed public offering: Such securities are expected to be issued as soon as practicable after the effective date of this Application for Qualification
Name and address of agent for service:
William J. Leatherberry, Esq.
Senior Vice President and General Counsel
Century Aluminum Company
2511 Garden Road
Building A, Suite 200
Monterey, California 93940

With a copy to:
Alexander A. Gendzier, Esq.
Jones Day
222 East 41st Street
New York, New York 10017
(212) 326-3939

The obligors hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon written request.

     The following direct and indirect subsidiaries of Century Aluminum Company are guarantors of the 8% Senior Secured Notes due 2014 and are co-applicants on this Form T-3.

	Jurisdiction of	I.R.S.
	Incorporation	Employer
	or	Identification
Name of Co-Applicant	Organization	No.
Berkeley Aluminum, Inc.	Delaware	58-1764206
Century Aluminum of West Virginia, Inc.	Delaware	55-0686448
Century California, LLC	Delaware	20-8077431
Century Kentucky, Inc.	Delaware	61-1385742
Century Aluminum Holdings, Inc.	Delaware	20-0978660
Metalsco LLC	Georgia	58-2020519
Skyliner LLC	Delaware	58-1943987
NSA General Partnership	Kentucky	51-0562317
Century Aluminum of Kentucky General Partnership	Kentucky	31-1651182
Hancock Aluminum LLC	Delaware	43-2005628
Century Aluminum of Kentucky LLC	Delaware	61-1385742
Century Louisiana, Inc.	Delaware	83-0413091
Virgin Islands Alumina Corporation, LLC	Delaware	66-0451934

Page
General	1
Affiliations	2
Management and Control	4
Underwriters	9
Capital Securities	10
Indenture Securities	12
Signature	18
EX-99.T3C
EX-99.T3E.2
EX-99.T3E.3
EX-99.T3E.4
EX-25.1

GENERAL
1. General Information

Name of Applicant	Form of Organization	State of Organization
Century Aluminum Company	Corporation	Delaware
Berkeley Aluminum, Inc.	Corporation	Delaware
Century Aluminum of West Virginia, Inc.	Corporation	Delaware
Century California, LLC	Limited Liability Company	Delaware
Century Kentucky, Inc.	Corporation	Delaware
Century Aluminum Holdings, Inc.	Corporation	Delaware
Metalsco LLC	Limited Liability Company	Georgia
Skyliner LLC	Limited Liability Company	Delaware
NSA General Partnership	General Partnership	Kentucky
Century Aluminum of Kentucky General Partnership	General Partnership	Kentucky
Hancock Aluminum LLC	Limited Liability Company	Delaware
Century Aluminum of Kentucky LLC	Limited Liability Company	Delaware
Century Louisiana, Inc.	Corporation	Delaware
Virgin Islands Alumina Corporation, LLC	Limited Liability Company	Delaware
     Except for Century Aluminum Company (the “Company”), each of the foregoing entities shall be referred to herein collectively as the “Guarantors.” The Company and the Guarantors shall be referred to collectively as the “Applicants.”
2. Securities Act Exemption Applicable
     On or promptly after the effective date of this Application for Qualification on Form T-3 (the “Application”), the Company intends to issue up to $252.5 million aggregate principal amount of new 8% Senior Secured Notes due 2014 (the “Exchange Notes”) in exchange for any and all of the Company’s outstanding 7.5% Senior Notes due 2014 (the “Existing Notes”) and the delivery of related consents as described below.

     In connection with such exchange offer, the Company is also soliciting consents to proposed amendments to the indenture, dated as of August 26, 2004, as supplemented (the “Existing Notes Indenture”), governing the Existing Notes and to the related execution of a supplemental indenture (the “Supplemental Indenture”) embodying the proposed amendments. The proposed amendments would eliminate most of the restrictive covenants and modify certain events of default contained in the Existing Notes Indenture. If the exchange offer and consent solicitation is completed, the Exchange Notes will be governed by the indenture (the “Exchange Notes Indenture”) to be qualified under this Application for Qualification on Form T-3. For more detailed information regarding the Exchange Notes Indenture, please see Item 8 of this Application. The complete terms of the exchange offer and the consent solicitation are contained in the Offering Circular and Consent Solicitation Statement, dated October 28, 2009, as amended or supplemented from time to time (the “Offering Circular and Consent Solicitation Statement”), and related documents incorporated by reference herein as Exhibit T3E.
     As the Exchange Notes are proposed to be offered for exchange by the Company with its existing noteholders exclusively and solely for the Existing Notes of the Company, the transaction is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the provisions of Section 3(a)(9) thereof. No sales of securities of the same class as the Exchange Notes have been or are to be made by the Company by or through an underwriter at or about the same time as the exchange offer and consent solicitation for which the exemption is claimed. No consideration has been, or is to be, given, directly or indirectly, to any person in connection with the transaction, except for customary fees and payments to be made in respect of preparation, printing and mailing of the Offering Circular and Consent Solicitation Statement and related documents, the payments of the fees and expenses of the Company’s legal advisors, the engagement of an information and exchange agent for the exchange offer and consent solicitation, a customary financial advisor services fee made to a nationally recognized investment bank for advisory services rendered in connection with the exchange offer and consent solicitation and the engagement of Wilmington Trust Company, as the trustee and collateral agent under the Exchange Notes Indenture (the “Trustee”). No Holder of the Existing Notes has made or will be requested to make any cash payment to the Company in connection with the exchange offer and consent solicitation.
AFFILIATIONS
3. Affiliates
     (a) For purposes of this Application only, certain directors and executive officers of the Applicants may be deemed to be “affiliates” of the Applicants by virtue of their positions with the Applicants. See Item 4, “Directors and Executive Officers.”
     (b) The Company and each of its subsidiaries are affiliates of each other. Set forth below are the direct and indirect subsidiaries of the Company. Except as otherwise noted, the capital stock or other equity interests of these subsidiaries is wholly-owned, directly or indirectly, by the Company.

State or Other Jurisdiction
of Incorporation or
Name of Subsidiary	Organization
Berkeley Aluminum, Inc.	Delaware
Century Aluminum of West Virginia, Inc.	Delaware
Century California, LLC	Delaware
Century Kentucky, Inc.	Delaware
Century Bermuda I Limited	Bermuda

State or Other Jurisdiction
of Incorporation or
Name of Subsidiary	Organization
Century Aluminum Holdings, Inc.	Delaware
Metalsco LLC	Georgia
Skyliner LLC	Delaware
NSA General Partnership	Kentucky
Century Aluminum of Kentucky General Partnership	Kentucky
Hancock Aluminum LLC	Delaware
Century Aluminum of Kentucky LLC	Delaware
Century Bermuda II Limited	Bermuda
Century Aluminum Cooperatief U.A.	Netherlands
Century Aluminum B.V.	Netherlands
Nordural U.S. LLC	Delaware
Nordural Helguvik ehf	Iceland
Nordural ehf	Iceland
Century Louisiana, Inc.	Delaware
Century Aluminum Development LLC	Delaware
Century Aluminum Congo, S.A.	Republic of Congo
Nordural Grundartangi ehf	Iceland
Century Aluminum Asia Holdings Limited	Hong Kong
Century Mincenco Holdings Limited	St. Lucia
Virgin Islands Alumina Corporation, LLC	Delaware

     (c) Certain persons may be deemed to be “affiliates” of the Company by virtue of their holdings of the voting securities of the Company. See Item 5, “Principal Owners of Voting Securities.”
MANAGEMENT AND CONTROL
4. Directors and Executive Officers
     The following table lists the name of, and offices held by, each director and executive officer of the Applicants as of the date hereof. The mailing address of each director and executive officer is: c/o Century Aluminum Company, 2511 Garden Road, Building A, Suite 200, Monterey, California.
(1) Century Aluminum Company

Name	Office
John P. O’Brien	Director and Chairman of the Board
Logan W. Kruger	President, Chief Executive Officer and Director
Jarl Berntzen	Director
Robert E. Fishman, PhD	Director
John C. Fontaine	Director
Peter C. Jones	Director
Catherine Z. Manning	Director
Willy E. Strothotte	Director
Jack E. Thompson	Director
Michael A. Bless	Executive Vice President and Chief Financial Officer
Wayne R. Hale	Executive Vice President and Chief Operating Officer
Robert R. Nielsen	Executive Vice President and Secretary
Steve Schneider	Senior Vice President, Chief Accounting Officer and Controller
Michelle M. Lair	Vice President and Treasurer
William J. Leatherberry	Senior Vice President, General Counsel and Assistant Secretary
Jerry E. Reed	Vice President of Commercial Management and Business Development
David J. Kjos	Vice President of Operations — Iceland
(2) Berkeley Aluminum, Inc.

Name	Office
Wayne R. Hale	Director and President
Michael A. Bless	Director and Vice President
William J. Leatherberry	Director, Vice President and Secretary
Steve Schneider	Vice President
Jerry E. Reed	Vice President
Michelle M. Lair	Vice President and Treasurer

(3) Century Aluminum of West Virginia, Inc.

Name	Office
Wayne R. Hale	Director and President
Michael A. Bless	Director and Vice President
William J. Leatherberry	Director, Vice President and Secretary
Steve Schneider	Vice President
Jerry E. Reed	Vice President
Michelle M. Lair	Vice President and Treasurer
Matthew Powell	Vice President
(4) Century California, LLC

Name	Office
Century Aluminum Company	Member
Century Kentucky, Inc.	Manager
Wayne R. Hale	President
Michael A. Bless	Vice President
William J. Leatherberry	Vice President and Secretary
Steve Schneider	Vice President
Michelle M. Lair	Vice President and Treasurer
(5) Century Kentucky, Inc.

Name	Office
Wayne R. Hale	Director and President
Michael A. Bless	Director and Vice President
William J. Leatherberry	Director, Vice President and Secretary
Steve Schneider	Vice President
Jerry E. Reed	Vice President
Michelle M. Lair	Vice President and Treasurer
Matthew Powell	Vice President
(6) Century Aluminum Holdings, Inc.

Name	Office
Wayne R. Hale	Director and President
Michael A. Bless	Director and Vice President
William J. Leatherberry	Director, Vice President and Secretary
Steve Schneider	Vice President
Michelle M. Lair	Vice President and Treasurer
(7) Metalsco LLC

Name	Office
Century Kentucky, Inc.	Member
Wayne R. Hale	Manager and President
Michael A. Bless	Manager and Vice President
William J. Leatherberry	Manager, Vice President and Secretary
Steve Schneider	Vice President
Michelle M. Lair	Vice President and Treasurer

(8) Skyliner LLC

Name	Office
Century Kentucky, Inc.	Manager
Wayne R. Hale	President
Michael A. Bless	Vice President
William J. Leatherberry	Vice President and Secretary
Steve Schneider	Vice President
Michelle M. Lair	Vice President and Treasurer
(9) NSA General Partnership

Name	Office
Century California LLC	General Partner
Metalsco LLC	General Partner
Skyliner LLC	General Partner
(10) Century Aluminum of Kentucky General Partnership

Name	Office
Century Kentucky, Inc.	General Partner
Metalsco LLC	General Partner
Skyliner LLC	General Partner
(11) Hancock Aluminum LLC

Name	Office
Century Aluminum of Kentucky General Partnership	Member
Wayne R. Hale	Manager and President
Michael A. Bless	Manager and Vice President
William J. Leatherberry	Manager, Vice President and Secretary
Steve Schneider	Vice President
Michelle M. Lair	Vice President and Treasurer
(12) Century Aluminum of Kentucky LLC

Name	Office
Hancock Aluminum LLC	Member
Wayne R. Hale	Manager and President
Michael A. Bless	Manager and Vice President
William J. Leatherberry	Manager, Vice President and Secretary
Steve Schneider	Vice President
Michelle M. Lair	Vice President and Treasurer
(13) Century Louisiana, Inc.

Name	Office
Wayne R. Hale	Director and President
Michael A. Bless	Director and Vice President
William J. Leatherberry	Director, Vice President and Secretary
Steve Schneider	Vice President
Michelle M. Lair	Vice President and Treasurer
(14) Virgin Islands Alumina Corporation, LLC

Name	Office
William J. Leatherberry	Power of Attorney

5. Principal Owners of Voting Securities
     The following tables set forth information regarding each person owning 10% or more of an Applicant’s voting securities as of November 30, 2009 (unless otherwise indicated):
(1) Century Aluminum Company

Name and Complete Mailing			Percentage of Voting
Address	Title of Class Owned	Amount Owned	Securities Owned
Glencore AG	Common Stock	36,152,412(a)	39%
Baarermattstrasse 3, P.O. Box 666, CH 6341, Baar, Switzerland

Glencore AG	Series A	83,451.92(b)	100%
Baarermattstrasse 3, P.O. Box 666, CH 6341, Baar, Switzerland	Convertible Preferred Stock

(a)	Based on information set forth in a Form 4 filing dated November 9, 2009, by Glencore AG. The shares of common stock are held directly by Glencore AG, a direct wholly-owned subsidiary of Glencore International AG, and indirectly by Glencore International AG and its controlling shareholder, Glencore Holding AG.

(b)	Based on information set forth in a Form 4 filing dated November 4, 2009, by Glencore AG. The shares of Series A Convertible Preferred Stock are held directly by Glencore AG, a direct wholly-owned subsidiary of Glencore International AG, and indirectly by Glencore International AG and its controlling shareholder, Glencore Holding AG.
The mailing address for the Company and each Guarantor is 2511 Garden Road, Building A, Suite 200, Monterey, California.
(2) Berkeley Aluminum, Inc.

Name and Complete Mailing			Percentage of Voting
Address	Title of Class Owned	Amount Owned	Securities Owned
Century Aluminum Company	Common Stock	1,000 shares	100%
(3) Century Aluminum of West Virginia, Inc.

Name and Complete Mailing			Percentage of Voting
Address	Title of Class Owned	Amount Owned	Securities Owned
Century Aluminum Company	Common Stock	5,896 shares	100%
(4) Century California, LLC

Name and Complete Mailing			Percentage of Voting
Address	Title of Class Owned	Amount Owned	Securities Owned
Century Aluminum Company	Membership Units	1,000 shares	100%
(5) Century Kentucky, Inc.

Name and Complete Mailing			Percentage of Voting
Address	Title of Class Owned	Amount Owned	Securities Owned
Century Aluminum Company	Common Stock	1,000 shares	100%

(6) Century Aluminum Holdings, Inc.

Name and Complete Mailing			Percentage of Voting
Address	Title of Class Owned	Amount Owned	Securities Owned
Century Aluminum Company	Common Stock	1,000 shares	100%
(7) Metalsco LLC

Name and Complete Mailing			Percentage of Voting
Address	Title of Class Owned	Amount Owned	Securities Owned
Century Kentucky, Inc.	Sole Member	N/A	100%
(8) Skyliner LLC

Name and Complete Mailing			Percentage of Voting
Address	Title of Class Owned	Amount Owned	Securities Owned
Metalsco LLC	Sole Member	N/A	100%
(9) NSA General Partnership

Name and Complete Mailing			Percentage of Voting
Address	Title of Class Owned	Amount Owned	Securities Owned
Skyliner LLC	General Partner	N/A	94%
Century California, LLC	General Partner	N/A	5%
Metalsco LLC	General Partner	N/A	1%
(10) Century Aluminum of Kentucky General Partnership

Name and Complete Mailing			Percentage of Voting
Address	Title of Class Owned	Amount Owned	Securities Owned
Skyliner LLC	General Partner	N/A	98%
Metalsco LLC	General Partner	N/A	1%
Century Kentucky, Inc.	General Partner	N/A	1%
(11) Hancock Aluminum LLC

Name and Complete Mailing			Percentage of Voting
Address	Title of Class Owned	Amount Owned	Securities Owned
Century Aluminum of Kentucky General Partnership	Sole Member	N/A	100%
(12) Century Aluminum of Kentucky LLC

Name and Complete Mailing			Percentage of Voting
Address	Title of Class Owned	Amount Owned	Securities Owned
Hancock Aluminum LLC	Sole Member	N/A	100%

(13) Century Louisiana, Inc.

Name and Complete Mailing			Percentage of Voting
Address	Title of Class Owned	Amount Owned	Securities Owned
Century Aluminum Holdings, Inc.	Sole Member	N/A	100%
(14) Virgin Islands Alumina Corporation, LLC

Name and Complete Mailing			Percentage of Voting
Address	Title of Class Owned	Amount Owned	Securities Owned
Century Aluminum of West Virginia, Inc.	Sole Member	N/A	100%
UNDERWRITERS
6. Underwriters
     (a) The name and complete mailing address of each person who, within three years prior to the date of filing this Application, acted as an underwriter of any securities of the Applicants which are outstanding on the date of filing this application is listed below, along with the title of each class of securities underwritten by the underwriter.

Name and Address	Title of Class of Securities Underwritten
Credit Suisse Securities (USA) LLC	Common Stock
Eleven Madison Avenue
New York, New York 10010

Morgan Stanley & Co. Incorporated	Common Stock
1585 Broadway
New York, New York 10036

Kaupthing Bank hf.	Common Stock
c/o Credit Suisse Securities (USA) LLC
Eleven Madison Avenue
New York, New York 10010

Landsbanki Islands hf.	Common Stock
c/o Credit Suisse Securities (USA) LLC
Eleven Madison Avenue
New York, New York 10010

Kaupthing Securities, Inc.	Common Stock
c/o Credit Suisse Securities (USA) LLC
Eleven Madison Avenue
New York, New York 10010
     (b) There is no proposed underwriter for the Exchange Notes that are proposed to be offered in the connection with the Exchange Notes Indenture that is qualified under this application.

CAPITAL SECURITIES
     7. Capitalization
     (a) The authorized and outstanding securities of the Company as of November 27, 2009 were as follows:
(1) Century Aluminum Company

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $0.01 per share	195,000,000 shares	92,530,068 shares

Series A Convertible Preferred Stock, par value $0.01 per share	5,000,000 shares	83,451.92 shares

1.75% Convertible Senior Notes due 2024	$175,000,000	$47,067,000

7.5% Senior Notes due 2014	$250,000,000	$250,000,000

Industrial Revenue Bonds due 2028	$7,815,000	$7,815,000
(2) Berkeley Aluminum, Inc. *

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $1.00 per share	3,000 shares	1,000 shares
(3) Century Aluminum of West Virginia, Inc. *

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $0.01 per share	100,000 shares	5,896 shares

Series A Preferred Stock, par value $10.00 per share	900,000 shares	0 shares
(4) Century California, LLC *

Title of Class	Amount Authorized	Amount Outstanding
LLC Interests	100%	100%
(5) Century Kentucky, Inc. *

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $1.00 per share	1,000 shares	1,000 shares
(6) Century Aluminum Holdings, Inc. *

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $1.00 per share	1,000 shares	1,000 shares

(7) Metalsco LLC *

Title of Class	Amount Authorized	Amount Outstanding
LLC Interests	100%	100%
(8) Skyliner LLC *

Title of Class	Amount Authorized	Amount Outstanding
LLC Interests	100%	100%
(9) NSA General Partnership *

Title of Class	Amount Authorized	Amount Outstanding
Partnership Interests	100%	100%
(10) Century Aluminum of Kentucky General Partnership *

Title of Class	Amount Authorized	Amount Outstanding
Partnership Interests	100%	100%
(11) Hancock Aluminum LLC *

Title of Class	Amount Authorized	Amount Outstanding
LLC Interests	100%	100%
(12) Century Aluminum of Kentucky LLC *

Title of Class	Amount Authorized	Amount Outstanding
LLC Interests	100%	100%
(13) Century Louisiana, Inc.

Title of Class	Amount Authorized	Amount Outstanding
Common Stock	1,000 shares	1,000 shares
(14) Virgin Islands Alumina Corporation, LLC *

Title of Class	Amount Authorized	Amount Outstanding
LLC Interests	100%	100%

*	Guarantor of 1.75% Convertible Senior Notes due 2024 and 7.5% Senior Notes due 2014.
     (b) Each share of common stock of an Applicant is entitled to one vote. Except as otherwise provided in the certificate of designations, preferences and rights (the “Certificate of Designation”) governing the Series A Convertible Preferred Stock, and as otherwise required by law, the Series A Convertible Preferred Stock has no voting rights; provided, however, that, so long as any shares of Series A Convertible Preferred Stock are outstanding, the Company may not, whether by merger, consolidation or otherwise (but excluding any transaction where shares of Series A Convertible Preferred Stock are automatically converted into common stock of the Company or are redeemed), without the affirmative vote of the holders of a majority of the shares of Series A Convertible Preferred Stock then outstanding (voting separately as a class), change the powers, preferences or rights given to the Series A

Convertible Preferred Stock through an amendment to the Certificate of Designation or our certificate of incorporation or otherwise, or authorize, create or issue any additional shares of Series A Convertible Preferred Stock.
INDENTURE SECURITIES
8. Analysis of indenture provisions.
     The Exchange Notes will be issued under the Exchange Notes Indenture to be entered into among the Company, the Guarantors and the Trustee. The following is a general analysis of certain provisions of the Exchange Notes and is qualified in its entirety by reference to the Exchange Notes Indenture filed as an exhibit hereto. The Company has not entered into the Exchange Notes Indenture as of the date of this filing, and the terms of the Exchange Notes Indenture are subject to change prior to its execution. Capitalized terms used below but not defined herein have the meanings assigned to them in the Exchange Notes Indenture.
     (a) Events of Default; Withholding of Notice
     The following will be Events of Default under the Exchange Notes Indenture:
(1)	the failure by the Company to pay the principal of any Exchange Note when the same becomes due and payable at maturity, upon acceleration or redemption, or otherwise;

(2)	the failure by the Company to pay interest on any Exchange Note when the same becomes due and payable and the continuance of any such failure for a period of 30 days;

(3)	the failure by the Company to make an Offer to Purchase and thereafter accept and pay for Exchange Notes tendered when and as required by the Exchange Notes Indenture, or the Company or any Guarantor fails to comply with the consolidation, merger or sale of assets covenant of the Exchange Notes Indenture;

(4)	the Company defaults in the performance of or breaches any other covenant or agreement of the Company in the Exchange Notes Indenture or under the Exchange Notes and the default or breach continues for a period of 60 consecutive days after written notice to the Company by the Trustee or to the Company and the Trustee by the Holders of 25% or more in aggregate principal amount of the Exchange Notes;

(5)	there occurs with respect to any Debt of the Company or any of its Restricted Subsidiaries having an outstanding principal amount of $10.0 million or more in the aggregate for all such Debt of all such Persons (i) an event of default that has caused the holder thereof to declare such Debt to be due and payable prior to its scheduled maturity or (ii) failure to make a principal payment when due and such defaulted payment is not made, waived or extended within the applicable grace period;

(6)	one or more final judgments or orders for the payment of money are rendered against the Company or any of its Restricted Subsidiaries (other than such judgments or orders rendered against the Company or any of its Restricted Subsidiaries with respect to claims, actions or judgments arising out of or relating to Legacy Domestic Subsidiaries, including without limitation claims, actions or judgments arising out of or relating to the employment of current or former employees of one or more Legacy Domestic Subsidiaries) and are not paid or discharged, and there is a period of 60 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $10.0 million (in excess of amounts which the Company’s insurance carriers have agreed to pay under applicable policies) during which a stay of enforcement, by reason of a pending appeal or otherwise, is not in effect (a “judgment default”);

(7)	an involuntary case or other proceeding is commenced against the Company or any Significant Restricted Subsidiary with respect to it or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, and such involuntary case or other proceeding remains undismissed and unstayed for a period of 60 days; or an order for relief is entered against the Company or any such Significant Restricted Subsidiary under the federal bankruptcy laws as now or hereafter in effect;

(8)	the Company or any of its Significant Restricted Subsidiaries (i) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (ii) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any of its Significant Restricted Subsidiaries or for all or substantially all of the property and assets of the Company or any of its Significant Restricted Subsidiaries or (iii) effects any general assignment for the benefit of creditors (an event of default specified in clause (7) or (8) a “bankruptcy default”);

(9)	any Note Guaranty of any Significant Restricted Subsidiary ceases to be in full force and effect, other than in accordance with the terms of the Exchange Notes Indenture, or any such Guarantor denies or disaffirms its obligations under its Note Guaranty; or

(10)	the Liens created by the Collateral Agreements shall at any time not constitute a valid and perfected Lien on any material portion of the Collateral intended to be covered thereby (to the extent perfection by filing, registration, recordation or possession is required by the Exchange Notes Indenture or the Collateral Agreements), or, except for expiration in accordance with its terms or amendment, modification, waiver, termination or release in accordance with the terms of the Exchange Notes Indenture, any of the Collateral Agreements shall for whatever reason be terminated or cease to be in full force and effect, if in either case, such default continues for 60 days after notice, or the enforceability thereof shall be contested by the Company or any Guarantor (an event of default specified in this clause a “collateral default”); provided that such collateral default shall not result in an Event of Default if it occurs as a result of a bankruptcy default with respect to a Legacy Domestic Subsidiary.
     If an Event of Default, other than a bankruptcy default with respect to the Company, occurs and is continuing under the Exchange Notes Indenture, the Trustee or the Holders of at least 25% in aggregate principal amount of the Exchange Notes then outstanding, by written notice to the Company (and to the Trustee if the notice is given by the Holders), may, and the Trustee at the request of such Holders shall, declare the principal of and accrued interest on the Exchange Notes to be immediately due and payable. Upon a declaration of acceleration, such principal and interest will become immediately due and payable. If a bankruptcy default occurs with respect to the Company, the principal of and accrued interest on the Exchange Notes then outstanding will become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.
     The Holders of a majority in principal amount of the outstanding Exchange Notes by written notice to the Company and to the Trustee may waive all past Defaults and rescind and annul a declaration of acceleration and its consequences if:
(1)	all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Exchange Notes that have become due solely by the declaration of acceleration, have been cured or waived,

(2)	the rescission would not conflict with any judgment or decree of a court of competent jurisdiction, and

(3)	there had been paid to or deposited with the Trustee a sum sufficient to pay all amounts due to the trustee and to reimburse the Trustee for any and all fees, expenses and disbursements advanced by the Trustee, its agents and its counsel incurred in connection with such Default.

     Except as otherwise provided in the Exchange Notes Indenture, the Holders of a majority in principal amount of the outstanding Exchange Notes may, by notice to the Trustee, waive an existing Default and its consequences. Upon such waiver, the Default will cease to exist, and any Event of Default arising therefrom will be deemed to have been cured, but no such waiver will extend to any subsequent or other Default or impair any right consequent thereon.
     The Holders of a majority in aggregate principal amount of the outstanding Exchange Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Exchange Notes Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of Exchange Notes not joining in the giving of such direction, and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of Exchange Notes.
     A Holder may not institute any proceeding, judicial or otherwise, with respect to the Exchange Notes Indenture or the Exchange Notes, or for the appointment of a receiver or trustee, or for any other remedy under the Exchange Notes Indenture or the Exchange Notes, unless:
(1)	the Holder has previously given to the Trustee written notice of a continuing Event of Default;

(2)	Holders of at least 25% in aggregate principal amount of outstanding Exchange Notes have made written request to the Trustee to institute proceedings in respect of the Event of Default in its own name as Trustee under the Exchange Notes Indenture;

(3)	Holders have offered to the Trustee indemnity reasonably satisfactory to the Trustee against any costs, liabilities or expenses to be incurred in compliance with such request;

(4)	the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

(5)	during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding Exchange Notes have not given the Trustee a direction that is inconsistent with such written request.
     Notwithstanding anything to the contrary, the right of a Holder of an Exchange Note to receive payment of principal of or interest on its Exchange Note on or after the Stated Maturity thereof, or to bring suit for the enforcement of any such payment on or after such respective dates, may not be impaired or affected without the consent of that Holder.
     If any Default occurs and is continuing and is known to the Trustee, the Trustee will send notice of the Default to each Holder within 90 days after it occurs, unless the Default has been cured; provided that, except in the case of a default in the payment of the principal of or interest on any Exchange Note, the Trustee may withhold the notice if and so long as the board of directors, the executive committee or a trust committee of directors of the Trustee in good faith determines that withholding the notice is in the interest of the Holders.
     (b) Authentication and Delivery of the Notes; Use of Proceeds
     The Exchange Notes to be issued under the Exchange Notes Indenture may be executed by manual or facsimile signature on behalf of the Company by any of the following persons: the Chairman of the Board of Directors, the president or chief executive officer, any vice president, the chief financial officer, the treasurer or any assistant treasurer, or the secretary or any assistant secretary of the Company.
     The Trustee will authenticate and make available for delivery Exchange Notes for original issue, upon receipt of a certificate signed in the name of the Company by (i) by the chairman of the Board of Directors, the president or chief executive officer or a vice president and (ii) by the chief financial officer, the treasurer or any assistant treasurer or the secretary or any assistant secretary.
     There will be no proceeds from the issuance of the Exchange Notes because the Exchange Notes will be exchanged for the Existing Notes.
     (c) Release and Substitution of Property Subject to the Lien of the Indenture
     The Second-Priority Liens will be released, with respect to the Exchange Notes and the Guarantees:
(1)	in whole, upon payment in full of the principal of, accrued and unpaid interest and premium, if any, on the Exchange Notes and payment in full of all other Obligations in respect thereof that are due and payable at or prior to the time such principal, accrued and unpaid interest and premium, if any, on the Exchange Notes are paid;

(2)	in whole, upon discharge and defeasance of the Exchange Notes Indenture;

(3)	with the consent of the requisite Holders of the Exchange Notes pursuant, including, without limitation, consents obtained in connection with a tender offer or exchange offer for, or purchase of, the Exchange Notes;

(4)	in connection with any disposition of Collateral to any Person other than the Company or any of the Restricted Subsidiaries (but excluding any merger transaction where the recipient is required to become the obligor on the Exchange Notes or a Note Guaranty) that is permitted by the Exchange Notes Indenture (with respect to the Lien on such Collateral);

(5)	provided that such asset has not been so transferred prior to the Issue Date, such that it does not secure the Exchange Notes, the Lien on an automatic sow caster with a book value of less than $5 million presently located in Century Aluminum of West Virginia, Inc. shall be released upon its transfer to Helguvik within 180 days after the Issue Date so long as such transfer is otherwise permitted under the Exchange Notes Indenture; or

(6)	if First Lien Indebtedness is incurred, the Intercreditor Agreement will provide that the Liens securing the Exchange Notes and the Note Guarantees will be released on any Collateral to the extent such Collateral is disposed of in connection with the enforcement of the First-Priority Liens, provided that the Lien securing the Exchange Notes and the Note Guarantees will remain on proceeds thereof.
provided, that, in each case, the Trustee has received all documentation, if any, that may be required by the Trust Indenture Act in connection therewith. In connection with any release of Collateral as provided for above, the Collateral Agent will promptly execute and deliver any release documentation with respect thereto as instructed by the Trustee.
     (d) Satisfaction and Discharge of the Indenture
     The Company may discharge its obligations under the Exchange Notes and the Exchange Notes Indenture by irrevocably depositing in trust with the Trustee money or U.S. Government Obligations sufficient to pay principal of and interest on the Exchange Notes to maturity or redemption within one year, subject to meeting certain other conditions.
     The Company may also elect at any time prior to the scheduled maturity of the Exchange Notes to:
(1)	discharge most of its obligations in respect of the Exchange Notes and the Exchange Notes Indenture, not including obligations related to the defeasance trust or to the replacement of Exchange Notes or its obligations to the Trustee (“legal defeasance”); or

(2)	discharge its obligations under most of the covenants and under certain clauses of the “Consolidation, Merger or Sale of Assets” article of the Exchange Notes Indenture (and certain events in the “Events of Default” section of the Exchange Notes Indenture will no longer constitute Events of Default (“covenant defeasance”);
by irrevocably depositing in trust with the Trustee money or U.S. Government Obligations sufficient to pay principal of and interest on the Exchange Notes to maturity or redemption and by meeting certain other conditions, including delivery to the Trustee of either a ruling received from the Internal Revenue Service or an Opinion of Counsel to the effect that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of the defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times as would otherwise have been the case. In the case of legal defeasance, such an opinion may not be given absent a change of law after the Issue Date. The defeasance would in each case be effective when 123 days have passed since the date of the deposit in trust.
     In the case of either discharge or defeasance, the note guarantees, if any, will terminate, and the Collateral Agreements will terminate and the Collateral shall be released from the Liens thereunder.
     (e) Evidence Required to be Furnished by the Company to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture
     The Company and each Guarantor are required to deliver to the Trustee an annual certificate, executed by officers of the Company and each Guarantor, stating that the Company and each Guarantor has fulfilled its obligations under the Exchange Notes Indenture or, if there has been a Default, specifying the Default and its nature and status. In addition, the Company is required to deliver to the Trustee, as soon as possible and in any event within 30 days after the Company becomes aware or should reasonably become aware of the occurrence of a Default, an Officers’ Certificate setting forth the details of the Default, and the action which the Company proposes to take with respect thereto.
9. Other Obligors
     No person, other than the Applicants, is an obligor of the Exchange Notes.
     The mailing address for each Applicant is 2511 Garden Road, Building A, Suite 200, Monterey, California.
Contents of Application for Qualification. This application for qualification comprises —
     (a) Pages numbered 1 to 20, consecutively.
     (b) The statement of eligibility and qualification of the trustee under the indenture to be qualified.
     (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:

Exhibit	Description

T3A	Restated Certificate of Incorporation of Century Aluminum Company, as amended (1)

T3B	Amended and Restated Bylaws of Century Aluminum Company (2)

T3C	Form of Indenture among Century Aluminum Company, the subsidiary guarantors and Wilmington Trust Company, LLC, as trustee, for 8% Senior Secured Notes due 2014 *

T3D	Not Applicable

Exhibit	Description
T3E.1	Offering Circular and Consent Solicitation Statement, dated October 28, 2009 (3)

T3E.2	Letter of Transmittal and Consent *

T3E.3	Letter to Participants in the Depositary Trust Company *

T3E.4	Letter to Beneficial Holders *

T3E.5	First Supplement to the Offering Circular and Consent Solicitation Statement, dated November 12, 2009 (4)

T3E.6	Second Supplement to the Offering Circular and Consent Solicitation Statement, dated November 13, 2009 (5)

T3F	Cross-reference sheet showing the location in the Exchange Notes Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (6)

25.1	Statement of Eligibility and Qualification Under the Trust Indenture Act of 1939 of a Corporation Designated to Act as Trustee *

*	Filed herewith.

(1)	Incorporated herein by reference to Exhibit 3.01 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, filed with the SEC on August 10, 2009.

(2)	Incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 16, 2005.

(3)	Incorporated herein by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on October 28, 2009.

(4)	Incorporated herein by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on November 17, 2009.

(5)	Incorporated herein by reference to Exhibit 99.4 to the Company’s Current Report on Form 8-K filed with the SEC on November 17, 2009.

(6)	Included as part of Exhibit T3C.

SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Century Aluminum Company, a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Monterey, and State of California, on the 2nd day of December, 2009.

CENTURY ALUMINUM COMPANY

By:	/s/ William J. Leatherberry

Name: William J. Leatherberry
Title: Senior Vice President, General Counsel and Assistant Secretary

BERKELEY ALUMINUM, INC.

By:	/s/ William J. Leatherberry

Name: William J. Leatherberry
Title: Director, Vice President and Secretary

CENTURY ALUMINUM OF WEST VIRGINIA, INC.

By:	/s/ William J. Leatherberry

Name: William J. Leatherberry
Title: Director, Vice President and Secretary

CENTURY CALIFORNIA, LLC

By:	/s/ William J. Leatherberry

Name: William J. Leatherberry
Title: Vice President and Secretary

CENTURY KENTUCKY, INC.

By:	/s/ William J. Leatherberry

Name: William J. Leatherberry
Title: Director, Vice President and Secretary

CENTURY ALUMINUM HOLDINGS, INC.

By:	/s/ William J. Leatherberry

Name: William J. Leatherberry
Title: Director, Vice President and Secretary

METALSCO LLC

By:	/s/ William J. Leatherberry

Name: William J. Leatherberry
Title: Manager, Vice President and Secretary

SKYLINER LLC

By:	/s/ William J. Leatherberry

Name: William J. Leatherberry
Title: Vice President and Secretary

NSA GENERAL PARTNERSHIP
By: Skyliner, LLC General Partner

By:	/s/ William J. Leatherberry

Name: William J. Leatherberry
Title: Vice President and Secretary

CENTURY ALUMINUM OF KENTUCKY GENERAL PARTNERSHIP
By: Skyliner, LLC General Partner

By:	/s/ William J. Leatherberry

Name: William J. Leatherberry
Title: Vice President and Secretary

HANCOCK ALUMINUM LLC

By:	/s/ William J. Leatherberry

Name: William J. Leatherberry
Title: Manager, Vice President and Secretary

CENTURY ALUMINUM OF KENTUCKY LLC

By:	/s/ William J. Leatherberry

Name: William J. Leatherberry
Title: Manager, Vice President and Secretary

CENTURY LOUISIANA, INC.

By:	/s/ William J. Leatherberry

Name: William J. Leatherberry
Title: Director, Vice President and Secretary

VIRGIN ISLANDS ALUMINA CORPORATION, LLC

By:	/s/ William J. Leatherberry

Name: William J. Leatherberry
Title: Power of Attorney